REGISTRATION NO. ____-______

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM 10-SB
         General Form For Registration Of Securities Of
                     Small Business Issuers
Under Section 12(B) Or (G) Of The Securities Exchange Act Of 1934

                     SIBUN RIVER GROUP, INC.
         (Name of Small Business Issuer in its charter)


       Nevada                                    76-0602958

   (State or other                            (I.R.S. Employer
   jurisdiction of                             Identification
  incorporation or                                  No.)
    organization)

                  580 Hornby Street, Suite 210
           Vancouver, British Columbia V6C 3B6 CANADA
(Address, including postal code, of principal executive offices)


                         (604) 662-7000
             (Telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:  None

   Securities Registered pursuant to Section 12(g) of the Act:
                  Common Stock, $.001 Par Value





         Agent for Service:                With a Copy to:
      Richard Achron, President          David R. Mortenson
       SIBUN RIVER GROUP, INC.             P. O. Box 5034
    580 Hornby Street, Suite 210       Alvin, Texas 77512-5034
Vancouver, British Columbia V6C 3B6,       (281) 331-5580
               CANADA
           (604) 662-7000
 (Name, address, including zip code,
            and telephone
number, including area code, of agent
            for service)








                      SIBUN RIVER GROUP, INC.
                           FORM 10-SB
                        TABLE OF CONTENTS

PART I                                                      Page


Item 1.   Description of Business.                              4

Item 2.  Management's Discussion and Analysis or Plan of
     Operations.                                                6

Item 3.  Description of Property.                              15

Item 4.  Security Ownership of Certain Beneficial Owners and
     Management                                                15

Item 5.  Directors, Executive Officers, Promoters and Control
     Persons.                                                  16

Item 6.  Executive Compensation.                               18

Item 7.  Certain Relationships and Related Transactions.       18

Item 8.  Description of Securities.                            18

PART II

Item 1.Market Price of and Dividends on the Company's Common
       Equity and Other Shareholder Matters                    20

Item 2.   Legal Proceedings.                                   21

Item 3.  Changes in and Disagreements with Accountants.        21

Item 4.  Recent Sales of Unregistered Securities.              21

Item 5.  Indemnification of Directors and Officers             22

PART F/S

Index to Financial Statements                                  23

PART III

Item 1.  Index to Exhibits                                     24


PART I


Item 1.   Description of Business.

General

     SIBUN RIVER GROUP, INC. (the "Company") was incorporated under the laws of the State of Nevada on April 5, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at raising its initial capital and developing its business plan.
The Company has not commenced operations. The Company has no full time employees and owns no real estate.

     Business Purpose.

     The business plan of the Company is to merge with or acquire a business entity in exchange for the Company's securities. The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company.
In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company will seek a foreign or domestic private company interested in becoming, through a business combination with the Company, a reporting ("public") company whose securities are qualified for trading in the United States secondary market. By entering in to a business combination with the Company, the target company can acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. As a result, the target company may reap some of the perceived benefits of being a reporting company with a class of publicly-traded securities, including:

     - the ability to use registered securities to make acquisitions of assets or businesses;
     -    increased visibility in the financial community;

     -    the facilitation of borrowing from financial institutions;

     -    improved trading efficiency;

     -    shareholder liquidity;

     -    greater ease in subsequently raising capital;

     -    compensation of key employees through stock options;

     -    enhanced corporate image;

     -    a presence in the United States capital market.

     Potential Target Companies

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     - a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     - a company which is unable to find an underwriter of securities or is unable to find an underwriter securities on terms acceptable to it;

     - a company which wishes to become public with less of its common stock than would occur upon an underwriting;

     - a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     - a foreign company which may wish an initial entry into the United States securities market;

     - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified employee stock option plan;

     - a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will likely involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     Blank Check Company

     The proposed business activities described herein classify the Company as a blank check company. The Company meets the definition of a "blank check" company under the Securities Act of 1933, which defines blank check company as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities. A "penny stock" security is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.

     The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of
securities of blank check companies.   The Company must comply
with the Securities and Exchange Act rules in order to raise capital through a public offering. The gross proceeds from an offering, less certain underwriting and other expenses, must be deposited into an escrow or trust account. The securities issued in connection with the offering must also be deposited in escrow, and may not be transferred. Once an agreement has been reached with a merger candidate, each investor must decide whether to remain an investor in the offering. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

     There are no plans, arrangements, or understandings pending for the Company to acquire or to be acquired by any entity. The Company has engaged in discussions concerning potential business combinations, but has not entered into any agreement for such a combination.

     Administrative Offices

     The Company currently maintains limited office space, occupied by its Secretary & Treasurer, Frank A. Roberts, for which it pays no rent. Its address is 580 Hornby Street, Suite 210, Vancouver, British Columbia V6C 3B6 CANADA, and its phone number is (604) 662-7000.

     Employees

     The Company has no full time employees. The Company's president, Mr. Richard Achron, and the secretary/treasurer, Mr. Roberts, have agreed to allocate a portion of their time to the activities of the Company, without compensation. They anticipate that the business plan of the Company can be implemented by each of them devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time
commitment by such officers.   See "Item 2, Management's
Discussion and Analysis or Plan of Operations, Outlook: Issues and Uncertainties - Conflicts of Interest" and "Item 5, Directors, Executive Officers, Promoters And Control Persons."

Item 2.  Management's Discussion and Analysis or Plan of
Operations.

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

     Overview

     The Company's business plan is to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's sole officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will likely pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments would be made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S, Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide cash or other assets to the owners of business entities. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company.
Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholder of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company.
Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     Results of Operations

     During the period from April 5, 1999 (inception) through May 31, 2000, the Company has engaged in no significant operations other than organizational activities, and preparation for and filing of this Form 10-SB under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

     For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing its business plan. The Company anticipates that until these procedures are completed, it will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.

     Liquidity and Capital Resources

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Consequently, the Company's balance sheet as of May 31, 2000 reflects current assets of $0.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

     The Company will need additional capital to carry out its business plan to engage in a business combination. No commitments to provide additional funds have been made by management or stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to the Company or at all. Irrespective of whether the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

     Outlook: Issues and Uncertainties

     The Company's success is dependent on a number of factors that should be considered by prospective investors. The Company is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that the Company will provide a return on investment in the future.

     1. Conflicts of Interest - General. Certain conflicts of interest exist between the Company and its officers and directors, Frank A. Roberts and Richard Achron. Mr. Roberts and Mr. Achron have other business interests to which they devote their attention. They may be expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company.


     2. Conflicts of Interest - Blank Check Companies. Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated actively seeks a target company. The other blank check companies with which management is affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer one of the other blank check companies with which management is affiliated, and a business combination might be negotiated on behalf of the more
suitable or preferred blank check company.   See "Item 5,
Directors, Executive Officers, Promoters And Control Persons-Other Blank Check Companies - Conflicts of Interest"

     3. Securities Regulation. The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7
under the Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. Shareholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include

     - control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

     - manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

     - "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

     - excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

     - the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

     4. No Operating History Or Revenue And Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     5. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     6. Dependence on Management; Limited Participation of Management. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

     7. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for indemnification of its directors, officers, employees and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, the Company. The Company will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company.

     8. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. The Company has been advised that the SEC takes the position that this provision does not effect the liability of any director under applicable federal and state securities laws.
     9. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     10. Speculative Nature Of The Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     11. Competition. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     12. No Agreement For Business Combination Or Other Transaction--No Standards For Business Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.
Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     13. Reporting Requirements May Delay Or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     14. Lack Of Market Research Or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     15. Regulation Under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     16. Probable Change In Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     17. Reduction Of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     18. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     19. Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 3.  Description of Property.

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains limited office space, occupied by its Secretary & Treasurer and director, Frank A. Roberts, for which it pays no rent. Its address is 580 Hornby Street, Suite 210 Vancouver, British Columbia V6C 3B6 CANADA, and its phone number is (604) 662-7000.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

     The following table sets forth, as of June 15, 2000, the Company's outstanding Common Stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.


                                                     Percentage
Name                                       Shares        of
                                           Owned       Shares
                                                       Owned

David R. Mortenson                       2,250,000      90%
2400 Loop 35, #1502
Alvin TX 77511

ALL EXECUTIVE OFFICERS & DIRECTORS AS A      0           0%
GROUP (2 Individuals)


Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The following table sets forth the name, age and position of each Director and Executive Officer of the Company:





NAME                              AGE            POSITION

Richard Achron                    57       President, Director

Frank Roberts                     67            Secretary,
                                           Treasurer, Director




     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     The directors named above will serve until their successors are elected and qualified. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. No employment agreements currently exist or are contemplated. There is no arrangement or understanding between the director and officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The directors and officers of the Company will devote their time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

     Richard A Achron became the Companys President in April, 2000. Mr. Achron is a self-employed businessman with over 37 years experience in the retail/wholesale and manufacturing industry. Mr. Achron has spent a number of years working for major Canadian corporations in sales, sales management and as a branch manager. These corporations included Philips Electronics, White-Westinghouse, Canadian Admiral Corporation and Sanyo Electronics.

     He is currently owner and President of a manufacturing business located in Vancouver, BC. Amongst others, this business is a supplier to major food chains such as Canada Safeway, Overwaitea Food Group and Superstore/Loblaws. He has owned and operated this business for over 12 years.

     Frank A. Roberts became an officer and director of the Company in September 1999. After several years as a successful businessman and owner of a construction-equipment manufacturing and leasing company, in 1985, Mr. Roberts founded RSM Investor Network Inc., a consulting company providing services to existing and emerging companies, assisting in raising equity capital, management and communication. He is presently the sole owner of RSM Investor Network. Mr. Roberts is a director of several private and public companies.


     Other Blank Check Companies/Conflicts Of Interest

     Both Mr. Achron and Mr. Roberts are also involved with one other "blank check" companyBa development stage company that has no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified entity.

     Mr. Roberts and Mr. Achron are both officers and directors of AMAZON SCIENTIFIC INC. AMAZON SCIENTIFIC INC. is also in the process of registering as a 1934 Act company, and will seek a business entity with which to do a business combination.

     In addition, Mr. Roberts is currently a director of Paccom
Ventures, Inc., a mining company.  Paccom trades on the Canadian
Stock Exchange under the symbol APCV.@

     As a result of Mr. Roberts and Mr. Achrons involvement with other blank check companies, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as Mr. Roberts and Mr. Achron are engaged in other business activities, each of them anticipates that he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. The other blank check companies with which management is affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer one of the other blank check companies with which management is affiliated, and a business combination might be negotiated on behalf of the more suitable or preferred blank check company. Mr. Roberts and Mr. Achron will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to both Mr. Roberts and Mr. Achron.


Item 6.  Executive Compensation.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company.
     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     No director, executive officer or nominee therefor of the Company, and no owner of five percent or more of the Company's outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000, except as discussed below.

Item 8.  Description of Securities.

     The following description of the Company's capital stock is a summary of the material terms of the Company's capital stock. This summary is subject to and qualified in its entirety by the Company's articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Nevada law.

     The Company's authorized capital consists of 25,000,000 shares of common stock, par value $.001 per share. Immediately prior to this offering, 2,500,000 shares were issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of the Company's common stock.

     Because the holders of shares of the Company's common stock do not have cumulative voting rights, the holders of more than 50% of the Company's outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

     The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to shareholders after payment of all creditors.

     All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of existing shareholders may be diluted.
PART II

Item 1.   Market Price of and Dividends on the Company's Common
     Equity and Other Shareholder Matters

     Market Price.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in Sibun's common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.

     The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.
To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. The Company may be unable to find a market maker willing to sponsor the Company. If the Company does qualify for the OTC Bulletin Board, shareholders may still find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities trading in the OTC market.

     The Company's securities will also be subject to Securities and Exchange Commission's "penny stock" rules. (See "Item 2, Management's Discussion and Analysis or Plan of Operations -
Outlook:  Issues and Uncertainties - Securities Regulation").
The penny stock rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

     Holders.

     As of May 31, 2000, there were 2,500,000 shares of common stock outstanding, held by two shareholders of record.

     Dividends.

     To date the Company has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon the Company's future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.

Item 2.   Legal Proceedings.

     The Company is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Officers and Directors know of no legal proceedings against the Company or its property contemplated by any governmental authority.

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities.

     Since April, 1999 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Shareholder          Date       Number of     Consideration  Exemption
                                Shares

David R. Mortenson   4/02/99    250000        1              2

Jimmy P. Beehner     4/02/99    250000        1              2

Terry Fowler         4/28/99    200000        $200           3

David R. Mortenson   4/28/99    200000        $200           3

Joshua J. Mortenson  4/28/99    200000        $200           3

Laurent Barbudaux    4/28/99    200000        $200           3

Marie M. Charles     4/28/99    200000        $200           3

C. E. Kaiser         4/28/99    200000        $200           3

Roy Donovan Hinton,  4/28/99    200000        $200           3
Jr.

James R. Collins,    4/28/99    200000        $200           3
D.V.M.

Jock R. Collins,     4/28/99    200000        $200           3
D.V.M.

Joshua D. Smetzer    4/28/99    200000        $200           3




   1
   Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

   2
   Sale made in reliance upon exemption from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933 due to the shareholders being the Company=s founders and serving as its initial management, and the limited number of investors (two).

   3
   Sale made in reliance upon exemption from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933. The Company's shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. Texas law defines "accredited investor" as a natural person whose individual net worth, or joint net worth with the person's spouse, at the time of purchase exceeds $1 million, or whose income during the past two years exceeds $200,000 individually or $300,000 jointly with spouse and who expects to continue the same income level in the current year. If the exemption under Rule 504 of Regulation D is not available, the Company believes that the issuance was also exempt under Rule 506 of Regulation D and Sections 3(b) and 4(2) under the Securities Act of 1933 due to limiting the manner of the offering, promptly filing notices of sales, and limiting the issuance of shares to a small number of accredited investors
(ten).





     Reports to Stockholders

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company will be a reporting company under Section 12g of the Securities and Exchange Act of 1934, and as such will be required to file quarterly and annual reports and proxy statements. Any document the Company files may be read and copied at the Commission=s Public Reference Room located at 450 Fifth Street NW, Washington D.C. 20549, and the public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Company=s filings with the Commission are also available to the public from the Commission=s website at http://www.sec.gov.

Item 5.  Indemnification of Directors and Officers
     In accordance with Nevada law, the Company's Articles of Incorporation, filed as Exhibit 2.1, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

     The bylaws of the Company, filed as Exhibit 2.2, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the Company, absent a finding of negligence or misconduct in office. the Company's Bylaws also permit the Company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

     Conflicts of Interest

     The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.













                              PART F/S

Financial Statements

                  Index to Financial Statements

Sibun River Group, Inc.
(A Development Stage Company)


                                                            Index

Independent Auditors Report                                   FB1

Balance Sheets                                                FB2

Statements of Operations                                      FB3

Statements of Cash Flows                                      FB4

Statement of Stockholders Equity                             FB5

Notes to the Financial Statements                      FB6 to FB7








  Elliott Tulk Pryce Anderson
  Chartered Accountants


   Suite 1101                        A Partnership of Incorporated
   750   West   Pender   St.         Professionals
   Tel: 604/684-5357
   Fax: 604/684C0187                 Robin   A.W.   Elliott,   FCA
   Vancouver,                        Barrie C. Anderson, CA
                                     Don  M.  Prest, CA      Keith
    Canada V6C 2T8                    S. Elliott, CA
     BCE-Mail:
     admin@etpa.bc.ca                Associate  -
                                     Lisa M. Humer, CA









                  Independent Auditors Report


To the Board of Directors
Sibun River Group, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Sibun
River Group, Inc. (A Development Stage Company) as of April
30, 2000 and 1999 and the related statements of operations, stockholders= equity and cash flows for the periods from April 5, 1999 (Date of Inception) to April 30, 2000 and the statements of operations and cash flows for the period from April 5, 1999 (Date of Inception) to April 30, 1999 and the year ended April 30, 2000. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sibun River Group, Inc. (A Development Stage Company), as of April 30, 2000 and 1999, and the results of its operations and cash flows for the periods from April 5, 1999 (Date of Inception) to April 30, 2000 and the period from April 5, 1999 (Date of Inception) to April 30, 1999 and the year ended April 30, 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company=s ability to continue as a going concern. Management=s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                         "Elliott, Tulk, Pryce, Anderson"


                                   CHARTERED ACCOUNTANTS
Vancouver, Canada
June 13, 2000










Sibun River Group, Inc.
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)




                                                       April 30,

                                                       2000  1999
                                                        $     $

                              Assets
License (Note 3)                                        -   2,000


               Liabilities and Stockholders= Equity
Current Liabilities                                     -      -


Contingent Liability (Note 1)

Stockholders= Equity
Common Stock, 25,000,000 shares authorized with a par
value  of $.001; 2,500,000 shares issued and           2,543  2,543
outstanding Deficit Accumulated During the
Development Stage                                     (2,543)  (543)

                                                         -    2,000

                                                         -    2,000




(The accompanying notes are an integral part of the financial statements)








Sibun River Group, Inc.
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)




                          From April 5, 1999     For the      From April 5, 1999
                         (Date of Inception)   year ended     (Date of Inception)
                          to April 30, 2000  April 30, 2000    to April 30, 1999
                                  $                 $                   $


Revenues                          -                   -                 -

Expenses
Amortization of license         1,333             1,333                 -
License written-off               667               667                 -
Organization expenses             543                 -               543
                                2,543             2,000               543

Net Loss                      (2,543)            (2,000)             (543)






(The accompanying notes are an integral part of the financial statements)









Sibun River Group, Inc.
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)






                                    From April 5, 1999     For the       From April 5, 1999
                                    (Date of Inception)  year ended      (Date of Inception)
                                     to April 30, 2000  April 30, 2000    to April 30, 1999
                                              $                $                  $

Cash Flows to Operating Activities
 Net loss                                     (2,543)         (2,000)            (543)
 Non-cash items

  Organization costs paid
  by a director                               543               -                 543

   Amortization of license                    1,333           1,333                -
   License written-off                        667             667                  -


Net Cash Used by Operating Activities           -               -                  -

Change in cash                                  -               -                  -

Cash - beginning of year                        -               -                  -

Cash - end of year                              -               -                  -

Non-Cash Financing Activities
 A total of 500,000 shares were issued at
 a fair market value of $0.001 per share for
 organization costs                            500              -                 500

 A total of 2,000,000 shares were issued at
 a fair market value of $0.001 per share for
 the acquisition of a License (Note 3)         2,000            -                 2,000

 Organization costs paid for by a director
 for no consideration treated as additional
 paid in capital                               43               -                 43


                                               2,543            -                 2,543

Supplemental Disclosures
  Interest paid                                 -               -                 -
 Income tax paid                                -               -                 -





(The accompanying notes are an integral part of the financial statements)

Sibun River Group, Inc.
(A Development Stage Company)
Statement of Stockholders Equity
(expressed in U.S. dollars)




                                                                         Deficit
                                                                         Accumulated
                                                                         During the
                                                   Common       Stock    Development
                                                   Shares       Amount   Stage
                                                   #            $        $


Balance - April 5, 1999 (Date of Inception)        -            -        -
Stock issued for $500 of organizational
expenses                                           500000       500      -
 Additional paid in capital for organizational
 expenses incurred by a director on behalf
 of the Company                                    -            43       -
 Stock issued for "The Biocatalyst License"
 at a fair market value of $0.001 per share        2000000      2000     -

Net loss for the period                                                  (543)

Balance - April 30, 1999                           2500000      2543     (543)

Net loss for the year                              -            -        (2,000)

Balance - April 30, 2000                           2500000      2,543    (2,543)




(The accompanying notes are an integral part of the financial statements)









Sibun River Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)



1.Development Stage Company
  Sibun River Group, Inc. herein (the ACompany@) was incorporated in the State of Nevada, U.S.A. on April 5, 1999. The Company acquired a license to market and distribute a product. As discussed in Note 3, this license is in jeopardy and the Company has retained the right to sue the vendor.
  The Company=s new business plan is as a Ablank check@ company. Under the Securities Act of 1933, a blank check company is defined as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing Apenny stock@ securities.
  In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and find an appropriate merger candidate. There is no guarantee that Sibun will be able to raise any equity financing or find an appropriate merger candidate. There is substantial doubt regarding the Company=s ability to continue as a going concern.


2.Summary of Significant Accounting Policies
     (a)  Year end
       The Companys fiscal year end is April 30.
     (b)  Licenses
       Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining estimated useful lives.
     (c)  Cash and Cash Equivalents
       The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.
     (d)  Use of Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.


3.License
  The Company's only asset is a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of feed lot waste including remediation of waste water and containment ponds, and the rights accruing from this license. The Company's original business plan was to determine the feasibility of the Biocatalyst waste remediation application, and, if Biocatalyst proved to be feasible for this application, become a Biocatalyst producer. The Company acquired the three-year license from Mortenson & Associates on April 5, 1999 by issuing 2,000,000 shares at a fair market value of $.001 or $2,000. The general partner of Mortenson & Associates was also a former director and officer of the Company. Mortenson
  & Associates acquired its right to sublicense Biocatalyst to the Company from NW Technologies.
3.License (continued)
  The Company filed a Form S-1 Registration Statement with the SEC on August 10, 1999, which was subsequently amended but never declared effective. In December, 1999, David R. Mortenson, Mortenson & Associates' principal, notified the Company that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to the Company. As a result, the Company's ability to implement its business plan was seriously undermined, and on February 15, 2000, the Company requested withdrawal of its Form S-1 Registration Statement.






                                                      April 30,
                                                    2000     1999
                                                     $        $
 License
   Cost                                              2000     2000
   Less accumulated amortization                    (1333)    -
   Less amount written-off                           (667)    -

                                                      -       2000



4. Related Party Transaction
 The License referred to in Note 3 was sold to the Company by a partnership whose general manager was the former President of the Company and a director for consideration of 2,000,000 shares for total fair market consideration of $2,000. These shares were paid evenly to the ten partners.




PART III

Item 1.  Index to Exhibits


Exhibit
Number          Name

2.1             Articles of Incorporation

2.2             Bylaws

27              Financial Data Schedule





SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibun River Group, Inc.


/S/ Richard Achron
                                                      July 10/2000
Richard Achron, President and Director                (Date)
















2.1


ARTICLES OF INCORPORATION
of
Sibun River Group, Inc.
       The  undersigned natural person of the age  of  eighteen
years  or  more, acting as incorporator of a corporation  under and  pursuant to the laws of the State of Nevada, hereby adopts the following Articles of Incorporation for such corporation:
                            ARTICLE I
       The name of the corporation is Sibun River Group, Inc.
                            ARTICLE II
       The principal office of this corporation is to be at  50
West  Liberty Street, Suite  880, Reno 89501, State of  Nevada.
The Nevada Agency and Trust Company is hereby named as Resident
Agent  of this corporation and in charge of its said office  in
Nevada.
                           ARTICLE III
       The nature of the business, objects and purposes to be transacted, promoted, or carried on by the corporation are:
22. To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations maybe organized under the General Corporation Law of the State of Nevada and to act in every kind of fiduciary capacity. and generally to do all things necessary or convenient which are incident to or which a natural person might or could do.
23.     To purchase, receive, take by grant, gift, devise,
bequest, or otherwise. lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise
dispose of, or mortgage or pledge, all or any of its property and assets, or any interests therein, wherever situated.
1.   24.     To engage generally in the real estate business as
       principal, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage, operate, deal in and dispose of mining claims, oil leases, oil and gas wells, real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take, lease, purchase or otherwise handle or acquire, and to own, use, hold, sell, convey, exchange, hire, lease, pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal agent or in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, causes in action, notes, bonds, mortgages, and securities as may lawfully be acquired, held or disposed of and to acquire, purchase, sell, assign, transfer, dispose of and generally deal in and with as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general oil exploration, mining exploration and management business as principal, agent, representative, contractor, sub-contractor, and in any other lawful capacity. To manufacture, purchase or acquire in any lawful manner and to hold, own, mortgage, pledge, sell, transfer, or in any manner dispose of, and to deal and trade in goods, wares, merchandise, and property of any and every class and description, and in any part of the world.
25.     To apply for, register, obtain, purchase, lease, take
licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to
introduce, sell, assign, mortgage, pledge or otherwise dispose of and, in any manner deal with and contract with reference to:
       1.     Inventions,    devices,   formulas,    processes,
       improvements and             modifications thereof;
       2. Letters patent, patent rights, patented processes, rights, designs, and similar rights, trademarks, trade names, trade symbols and other indications or origin and ownership granted by or recognized under the laws of the
       United States of America, any state or subdivision thereof, and any commonwealth, territory, possession, dependency, colony, possession agency or instrumentality of  the  United  States of America and  of  any  foreign
       country,   and   all  rights   connected  therewith   or
       appertaining thereto.
       3. Franchises, licenses, grants and concessions.
26.     To make, enter into, perform and carry out contracts of
       every kind and description with any person, firm, association, corporation or government or agency or instrumentality thereof.
27.     To lend money in furtherance of its corporate purposes
and to invest and reinvest its funds from time to time to such extent, to such persons, firms, associations, corporations, governments or agencies or instrumentalities thereof, and on such terms and on such security, if any, as the Board of
Directors of the corporation may determine and direct any
officer to complete.
28.     To borrow money without limit as to amount and at such
rates of interest as it may determine; from time to time to
issue and sell its own securities, including its shares of
stock, notes, bonds, debentures, and other obligations, in such amounts, on such terms and conditions, for such purposes and for such prices, now or hereafter permitted by the laws of the
State of Nevada and by the Board of Directors of the
corporation as they may determine; and to secure any of its obligations by mortgage, pledge or other encumbrance of any or all of its property, franchises and income.
29.     To be a promoter or manager of other corporations of
any type or kind; and to participate with others in any
corporation, partnership, limited partnership, joint venture, or other association of any kind, or in any transaction,
undertaking or arrangement which the corporation would have
power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others.
30.     To promote and exercise all or any part of the
foregoing purposes and powers in and all parts of the world, and to conduct its business in all or any branches in any
lawful capacity.
       The  foregoing  enumeration  of  specific  purposes  and
       powers  shall  not be held to limit or restrict  in  any
       manner the purposes and powers of the corporation by references to or inference from the terms or provisions
       of   any   other  clause,  but  shall  be  regarded   as
       independent purposes.
                            ARTICLE IV
       The  aggregate  number of shares which  the  corporation
shall  have authority to issue is 25,000,000 shares  of  common stock having a par value of $0.001 each.
       No  shareholder of the corporation shall have the  right
of  cumulative voting at any election of directors or upon  any other matter.
       No holder of securities of the corporation shall be entitled as a matter of right, preemptive or otherwise, to subscribe for or purchase any securities of the corporation now or hereafter authorized to be issued, or securities held in the treasury of the corporation, whether issued or sold for cash or
other  consideration or as a share dividend or otherwise.   Any
such securities may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.
                            ARTICLE V
       Any action required to, or that may, be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.
                            ARTICLE VI
The members of the governing board shall be styled DIRECTORS and the number of such Directors shall be not less than one
(l), or more than five (5). The first board of directors shall be two. Members whose names and post office addresses are as follows:
               Mortenson, David
               P.O. Box 5034
               Alvin, TX 77512-5034

               Beehner, Jim
               P. O. Box 2370
               Alvin, TX 77512-2370

                           ARTICLE VII

The initial number of stockholders will be [insert number of initial shareholders, i.e.@two (2)@]. Additional stockholders may be obtained. The number of directors may be changed as provided in N.R.S. 78.330.

                           ARTICLE VIII

     A. No director of the corporation shall be liable to the corporation or any of its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VIII shall not authorize the elimination or limitation of liability of a director of the corporation to the extent the director is found liable for: (i) a breach of such director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

     B. The capital stock of this corporation after the amount of the subscription price or par value has been paid in, shall not be subject to assessment to pay debts of this corporation and no stock issued as fully paid up shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in this particular.
                            ARTICLE IX
       This corporation is to have perpetual existence.
       David R. Mortenson, the undersigned, being the original incorporator for the purpose of forming a corporation to do business both within and without the state of Nevada, and in pursuance of the General Corporation Law of the State of Nevada, effective March 31, 1925 and as subsequently amended do make and file this certificate, hereby declaring and certifying that the facts herein above stated are true.
This 1st  day of April , 1999.


/s/ David R.Mortenson

Address:  P.O. Box 5034
          Alvin, TX 77512-5034


On 1st April 1999 before me, the undersigned, a Notary Public in and for said State, personally appeared David R. Mortenson to me known to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same.

WITNESS my hand and official seal.
                                   /s/ Marcy Ann Ainsworth

                                        Notary Public

     [Notary Seal]














2.2


                            BYLAWS OF

                     Sibun River Group, Inc.



                    CONTENTS OF INITIAL BYLAWS

ARTICLE                                                      PAGE

1.00 CORPORATE CHARTER AND BYLAWS
     1.01 Corporate Charter Provisions                       4
     1.02 Registered Agent or OfficeBRequirement
          of Filing Changes with Secretary of State          4
     1.03 Initial Business Office                            4
     1.04 Amendment of Bylaws                                4

2.00 DIRECTORS AND DIRECTORS= MEETINGS
     2.01 Action Without Meeting                             5
     2.02 Telephone Meetings                                 5
     2.03 Place of Meetings                                  5
     2.04 Regular Meetings                                   5
     2.05 Call of Special Meeting                            5
     2.06 Quorum                                             6
     2.07 AdjournmentBNotice of Adjourned Meetings           6
     2.08 Conduct of Meetings                                6
     2.09 Powers of the Board of Directors                   6
     2.10 Board CommitteesBAuthority to Appoint              7
     2.11 Transactions with Interested Directors             7
     2.12 Number of Directors                                7
     2.13 Term of Office                                     7
     2.14 Removal of Directors                               8
     2.15 Vacancies                                          8
          2.15(a)                 Declaration of Vacancy     8
          2.15(b)         Filling Vacancies by Directors     8
          2.15(c)      Filling Vacancies by Shareholders     8
     2.16 Compensation                                       9
     2.17 Indemnification of Directors and Officers          9
     2.18 Insuring Directors, Officers, and Employees        9


3.00 SHAREHOLDERS MEETINGS
     3.01 Action Without Meeting                             9
     3.02 Telephone Meetings                                 9
     3.03 Place of Meetings                                 10
     3.04 Notice of Meetings                                10
     3.05 Voting List                                       10
     3.06 Votes per Share                                   11
     3.07 Cumulative Voting                                 11
     3.08 Proxies                                           11
     3.09 Quorum                                            11
          3.09(a)Quorum of Shareholders                     11
          3.09(b)Adjourn for Lack or Loss of Quorum         12
     3.10 Voting by Voice or Ballot                         12
     3.11 Conduct of Meetings                               12
     3.12 Annual Meetings                                   12
     3.13 Failure to Hold Annual Meeting                    12
     3.14 Special Meetings                                  13

4.00 OFFICERS
     4.01 Title and Appointment                             13
          4.01(a)Chairman                                   13
          4.01(b)President                                  13
          4.01(c)Vice President                             14
          4.01(d)Secretary                                  14
          4.01(e)Treasurer                                  15
          4.01(f)Assistant Secretary or
                 Assistant Treasurer                        15
     4.02 Removal and Resignation                           15
     4.03 Vacancies                                         16
     4.04 Compensation                                      16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
     5.01 No Authority Absent Specific Authorization        16
     5.02 Execution of Certain Instruments                  16

6.00 ISSUANCE AND TRANSFER OF SHARES
     6.01 Classes and Series of Shares                      17
     6.02 Certificates for Fully Paid Shares                17
     6.03 Consideration for Shares                          17
     6.04 Replacement of Certificates                       17
     6.05 Signing CertificatesBFacsimile Signatures         17
     6.06 Transfer Agents and Registrars                    18
     6.07 Conditions of Transfer                            18
     6.08 Reasonable Doubts as to Right to Transfer         18

7.00 CORPORATE RECORDS AND ADMINISTRATION
     7.01 Minutes of Corporate Meetings                     18
     7.02 Share Register                                    19
     7.03 Corporate Seal                                    19
     7.04 Books of Account                                  19
     7.05 Inspection of Corporate Records                   19
     7.06 Fiscal Year                                       20
     7.07 Waiver of Notice                                  20

8.00 ADOPTION OF INITIAL BYLAWS                             20


           ARTICLE ONE - CORPORATE CHARTER AND BYLAWS
1.01 CORPORATE CHARTER PROVISIONS
     The Corporations Charter authorizes Twenty-five
Million shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICEBREQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
     The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Nevada is: 50 West Liberty Street, #880, Reno NV 89501.
     The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: The Nevada Agency and Trust Company.
     The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
     The address of the initial principal business office of the Corporation is hereby established as: 2400 Loop 35 #1502, Alvin, Texas 77511.
     The Corporation may have additional business offices within the State of Nevada, and where it may be duly qualified to do business outside of Nevada, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
     The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders= meeting following their adoption.

        ARTICLE TWOBDIRECTORS AND DIRECTORS MEETINGS
2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
     Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
     Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.

2.04 REGULAR MEETINGS
     Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders= meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
     Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
     Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
     Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
     The presence throughout any Directors= meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
     A quorum of the Directors may adjourn any Directors= meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
     At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President=s absence, a Vice
President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors= meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
     The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable
Shareholders= agreement, and these Bylaws.

2.10 BOARD COMMITTEESBAUTHORITY TO APPOINT
     The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
     Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors= participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
     The number of Directors of this Corporation shall be two (2). No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
     Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.
2.14 REMOVAL OF DIRECTORS
     The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
     Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders= meeting at which any Director is to be elected.

     2.15(a)   DECLARATION OF VACANCY
     A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.
     2.15(b)   FILLING VACANCIES BY DIRECTORS
     Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders= meeting.
2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
     Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
     Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
     The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.

            ARTICLE THREEBSHAREHOLDERS' MEETINGS
3.01 ACTION WITHOUT MEETING
     Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by the holders of 51% of shares which would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
     Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.

3.04   NOTICE OF MEETINGS
     The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten
(10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
     At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
     Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
     Subject to any limitation stated in the Articles of Incorporation, every Shareholder entitled to vote at any election of Directors may cumulate votes. For this purpose, each Shareholder shall have a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the Shareholder's shares are entitled. The Shareholder may cast all these votes for one candidate or may distribute the votes among any number of candidates. The candidates receiving the highest number of votes are elected, up to the number of vacancies to be filled. No Shareholder may cumulate votes unless that Shareholder gives written notice of his or her intention to do so to the Secretary of the Corporation on or before the day preceding the election at which the votes will be cumulated. If any Shareholder gives written notice as provided above, all Shareholders may cumulate their votes.

3.08 PROXIES
     A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution.

3.09 QUORUM
     3.09(a)   QUORUM OF SHAREHOLDERS
    As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

     3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
     No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum, other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
     Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
     Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant
Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant
Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
     The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
     If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
     A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or
(c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

                    ARTICLE FOURBOFFICERS
4.01 TITLE AND APPOINTMENT
     The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any two or more offices, including President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

     4.01(a)   CHAIRMAN OF THE BOARD
     The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.
     4.01(b)   PRESIDENT
     Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

     4.01(c)   VICE PRESIDENT
     Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

     4.01(d)   SECRETARY
     The Secretary shall:
     - See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
     - Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
     - Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
     - Be custodian of the Corporation's records and of any seal which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
     - In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(e)   TREASURER
     The Treasurer shall:
     - Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
     - Receive, and give receipt for, monies due and payable to the Corporation.
     - Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
     - If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurers death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
     - In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and
7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
     The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
     Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
     Upon the occasion of any vacancy occurring in any
office of the   Corporation, by reason of death,
resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.
4.04 COMPENSATION
     The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

        ARTICLE FIVEBAUTHORITY TO EXECUTE INSTRUMENTS
5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
     These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
     Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

         ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES
6.01 CLASSES AND SERIES OF SHARES
     The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
     Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received. When the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
     Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
     No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
     All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
     The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
     The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
     When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

     ARTICLE SEVENBCORPORATE RECORDS AND ADMINISTRATION
7.01 MINUTES OF CORPORATE MEETINGS
     The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
     The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
     The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04 BOOKS OF ACCOUNT
     The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS
     A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.
7.06 FISCAL YEAR
     The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
     Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

          ARTICLE VIII     ADOPTION OF INITIAL BYLAWS
     The foregoing bylaws were adopted by the Board of Directors on April 5, 1999.

                  /s/ Jimmy P. Beehner
                                   Jimmy P. Beehner

                    /s/ David R. Mortenson
                                   David R. Mortenson


Attested to, and certified by:


        /s/ Jimmy P. Beehner
Secretary